Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File Nos.: 333-135127 and 333-136427

For Immediate Release	August 9, 2006
Canadian Superior Energy Inc. Files Amended Offer For Canada Southern
Estimated To Be Worth Cdn $17.10 (US $14.97) per Common Share
CALGARY, ALBERTA — (CCNMatthews — August 9, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada, announced today that it has filed a notice of variation and extension relating to its amended offer for Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW).
Commenting today from Calgary, Alberta, Canada, Greg Noval, Canadian Superior’s Chairman and CEO, said, “Canadian Superior is very pleased today to have filed our amended offer for Canada Southern, which is being mailed to all shareholders of Canada Southern. Canadian Superior estimates that its amended offer is worth approximately Cdn $17.10 per share (US $14.97). This compares to the competing bid by Canadian Oil Sands Limited (“Canadian Oil Sands”) (TSX:COS.UN) of US $13.10 (approximately Cdn $14.81). We are confident that Canada Southern shareholders will recognize the value, simplicity and upside of our offer for Canada Southern. The Directors of Canada Southern, and particularly their Chairman, appear by their own actions to be incapable of evaluating Canada Southern’s own upside and assets and they also appear to be inextricably tied at the hip to Canadian Oil Sands and Canadian Oil Sand’s recent offer for Canada Southern. We are confident Canada Southern shareholders will see through this and accept Canadian Superior’s bid”.
Under the amended offer, Canada Southern shareholders may elect to receive either (i) 2.0 shares of Canadian Superior, Cdn $2.50 cash and one Special Exchangeable Share for each Canada Southern share; or, (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s initial offer for Canada Southern.
Under the amended offer, the Special Exchangeable Shares will be special purpose shares whose value will be tied to the existing Canadian Arctic assets of Canada Southern. Each Special Exchangeable Share will be exchangeable into a separately tradable Arctic Royalty Trust Unit (“ART”). The ARTs will constitute trust units of a royalty trust to be established by Canadian Superior. Canadian Superior will create a net profits interest in favour of the holders of the ARTs equal to 25% (assuming all Common Shares are exchanged for Special Exchangeable Shares) of the net profits received from the production of natural gas from Canada Southern’s interest in the Canadian Arctic. Canada Southern has stated that its best estimate of the size of its discovered marketable natural gas resource in the Canadian Arctic is 927 bcfe, net to Canada Southern. Canadian Superior estimates the value of each Arctic Royalty Trust Unit to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place. In the Western Canada sedimentary basin, natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. In Canada Southern’s directors’ circular, dated May 25, 2006, Canada Southern’s board of directors indicated that it believes that Arctic natural gas development will be economically viable.
Canadian Superior is of the view that its amended offer provides Canada Southern shareholders, in addition to the cash component of the offer, with the unique opportunity to participate with Canadian Superior through a business combination that will result (assuming all of the Canada Southern common shares are acquired) in Canada Southern shareholders owning approximately 20% of the combined entity on an accretive basis that would have an expanded Western Canadian production base and at the same time would provide Canada Southern shareholders with the opportunity to participate with Canadian Superior in one of the largest natural gas plays in the world slated for multi-well drilling by Canadian Superior to commence later this year in Trinidad and Tobago with the additional upside created by the Arctic Royalty Trust.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian

Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian operations, Trinidad and Tobago holdings and offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. Canadian Superior has filed the following documents with the SEC in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 relating to the distribution of the Canadian Superior common shares; (2) a Registration Statement on Form F-10 relating to the distribution of the Special Exchangeable Shares; and (3) a tender offer statement on Schedule TO.
Investors and shareholders are urged to read the Registration Statements, the Schedule TO and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
Shareholders considering tendering to Canadian Superior’s offer should carefully consider the risks set out in Canadian Superior’s public filings with the SEC, including those risks set out in the Offer and Circular, dated June 16, 2006, and the Notice of Variation and Extension, dated August 8, 2006, copies of which were filed as exhibits to the Schedule TO on file with the SEC. At present, there are no announced plans to develop the Arctic Resource. Development of the Arctic Resource depends on decisions by other parties, and there can be no assurance that a successful drilling program will be established at the Arctic Resource or that the Arctic Resource will be profitable for Canadian Superior. If development of the Arctic Resource does not progress, or if the amount of natural gas contained in the Arctic Resource is less than presently anticipated, the value of the Special Exchangeable Shares and the underlying ARTs will decrease and may amount to nothing. There can be no assurance that an active, liquid market for the Special Exchangeable Shares and the ARTs will develop.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular and Notice of Variation and Extension, each of which has been filed as part of a Schedule TO on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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